SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F   X     Form 40-F
                                      -----             -----


             (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes                   No    X
                                   -----                 -----


             (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
             82-_______________.

                                                       [SANOFI-SYNTHELABO LOGO]

~Investor Relations                                    Paris, January 22nd, 2003


                         2002 CONSOLIDATED SALES GROWTH

                      SUBSTANTIALLY HIGHER THAN THE MARKET

                           + 14.8% ON A REPORTED BASIS

                         + 12.8% ON A COMPARABLE BASIS (1)




On a comparable basis (1)
--------------------------------------------------------------------------------
Consolidated sales (7,448 million euros)                            +12.8%
--------------------------------------------------------------------------------
     - Plavix(R)                                                    +41.5%
--------------------------------------------------------------------------------
     - Aprovel(R)                                                   +34.0%
--------------------------------------------------------------------------------
     - Stilnox(R)/Ambien(R)/Myslee(R)                               +25.5%
--------------------------------------------------------------------------------
     - Eloxatin(R)                                                 +101.3%
--------------------------------------------------------------------------------
Developed sales (2) (9,585 million euros)                           +14.5%
--------------------------------------------------------------------------------
     - Plavix(R)/Iscover(R)                                         +32.2%
--------------------------------------------------------------------------------
     - Aprovel(R)/Avapro(R)/Karvea(R)                               +18.9%
--------------------------------------------------------------------------------
     -  Stilnox(R)/Ambien(R)/Myslee(R)                              +25.5%
--------------------------------------------------------------------------------



Sanofi-Synthelabo generated consolidated sales of 7,448 million euros in 2002, a increase of +12.8% on a comparable basis and +14.8% on a reported basis.

Changes in Group structure (3) had a favorable impact of 4.5 percentage points. Currency fluctuations had an adverse effect of 2.5 percentage points over the full year.

--------
(1) Comparable basis means constant Group structure and exchange rates.

(2) Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan) , with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem), and with Organon on Arixtra(R) (fondaparinux) as they have been communicated to Sanofi-Synthelabo as of today by its partners.

(3) Primarily, change from 49% to 100% consolidation for Lorex in the United States, change from 100% to 51% of Sanofi-Synthelabo-Fujisawa in Japan in 2002, and divestment of Ela Medical in 2001.

Consolidated sales by geographical region
-----------------------------------------



--------------------------------------------------------------------------------------------------------------------
                         Consolidated     Consolidated sales    Consolidated       Change on a       Change on a
   In million euros       sales 2002             2001            sales 2001     comparable basis    reported basis
                                             (comparable)        (reported)
--------------------------------------------------------------------------------------------------------------------
Europe                        4,297              3,843               3,877            +11.8%             +10.9%
United States                 1,689              1,437               1,098            +17.5%             +53.7%
Rest of the world             1,462              1,325               1,513            +10.3%              -3.4%
--------------------------------------------------------------------------------------------------------------------
        Total                 7,448              6,605               6,488            +12.8%             +14.8%
--------------------------------------------------------------------------------------------------------------------


- In Europe, sales reached 4,297 million euros, an increase of +11.8% on a comparable basis and +10.9% on a reported basis. The good level of growth in Europe has been reached despite health costs containment measures taken in Italy and Germany.

- In the United States, sales were 1,689 million euros, an increase of +17.5% on a comparable basis and +53.7% on a reported basis. The launch of Eloxatin(R), on August 30th, 2002, contributed 116 million euros to sales and made up for the negative impact of generic competition for Primacor(R) (Corotrope(R)). The strong growth of reported sales, in spite of the weakening of the US dollar results from the 100% consolidation of Ambien(R) sales from January 1st, 2002, versus 49% in 2001.

- In the rest of the world, sales were 1,462 million euros, which represents a growth rate of +10.3% on a comparable basis and of -3.4% on a reported basis. The strong performance in Asia has more than offset the decrease in sales resulting from the economic and currency crisis in Latin America. The negative growth rate of reported sales results from the change from 100% consolidation to 51% of the Sanofi-Synthelabo Fujisawa joint venture and from the weakness of the Japanese yen and of some Latin American currencies.


Fourth-quarter consolidated sales were 1,902 million euros, a increase of +11.6% on a comparable basis and 13.4% on a reported basis.

- In Europe, sales reached 1,093 million euros, an increase of +9.7% on a comparable basis and +9.5% on a reported basis.

- In the United States, sales were 450 million euros, up +20.7% on a comparable basis and +62.8% on a reported basis.

- In the rest of the world, sales totaled 360 million euros, up +7.3% on a comparable basis and -10.9% on a reported basis.

Developed sales
---------------

Developed sales, which represent the worldwide presence of Sanofi Synthelabo products on the market, reached 9,585 million euros, an increase of +14.5% on a comparable basis. Developed sales for the fourth quarter of 2002 were 2,441 million euros, up +12.7% on a comparable basis.


----------------------------------------------------------------------------------------------------------------------
     In million           Plavix(R)/Iscover(R)       Stilnox(R)/Ambien(R)/Myslee(R)     Aprovel(R)/Avapro(R)/Karvea(R)
       euros
----------------------------------------------------------------------------------------------------------------------
                            Developed sales               Developed sales                Developed sales
                          2002         Q4 2002         2002           Q4 2002          2002         Q4 2002
----------------------------------------------------------------------------------------------------------------------
Europe                      754          205             139             35             512           141
United States             1,565          388           1,208            308             373            78
Rest of world               268           75             108             29             183            52
----------------------------------------------------------------------------------------------------------------------
        Total             2,587          668           1,455            372           1,068           271
----------------------------------------------------------------------------------------------------------------------

-    Reductions were made by Bristol-Myers Squibb in Avapro(R)and
     Plavix(R)inventory level with wholesalers on the US market from March 2002 onwards.

- In 2002, developed sales of Plavix(R)/Iscover(R) were 2,587 million euros, an increase of +32.2% on a comparable basis. In the United States, invoiced sales reached a level of 1 565 million euros, increasing +23.3% on a comparable basis. Demand continued to grow at a sustained pace, with the cumulative volume of prescriptions at the end of December 2002 (IMS retail+mail order MAT12/02) up by +35%, topped by a favorable price effect. Sales in Europe and the rest of the world increased by +49% in 2002.

- Developed sales of Aprovel(R)/Avapro(R)/Karvea(R) reached 1,068 million euros in 2002, a increase of +18.9% on a comparable basis. In the United States, invoiced sales were 373 million euros, a decrease of -0.2% on a comparable basis. Demand as represented by cumulative prescriptions at the end of December 2002 continued to increase at a rate of +13% (IMS retail+mail order MAT12/02) topped by a favorable price effect. Sales in Europe and the rest of the world increased by +33% in 2002.

- Developed sales of Stilnox(R)/Ambien(R)/Myslee(R)were 1,455 million euros over the period, an increase of +25.5% on a comparable basis. In the United States, Ambien(R) invoiced sales were 1,208 million euros, a growth of 27% on a comparable basis. In parallel, demand remained steady during the entire year with prescription volume (IMS retail+mail order MAT12/02) up by +19% topped by a favorable price effect.
     In Europe and the rest of the world sales increased by 20%, thanks largely to the success of the product in Japan where it has a 16% market share in value at the end of November 2002.

Consolidated sales by product
-----------------------------


Consolidated sales of the top 15 products came to 5,100 million euros, an increase of +20.1% on a comparable basis and +28.3% on a reported basis.

The top 15 products accounted for 68% of consolidated sales in 2002, compared with 64% in 2001 on a comparable basis.

Sales of other products in the portfolio were almost unchanged in 2002 at 2,348 million euros (-0.4%).



      ------------------------------------------------------------------------------------------------------------
            In million euros        Consolidated      Consolidated sales         Change              Change
                                     sales 2002             2001             on a comparable      on a reported
                                                        (comparable)             basis                basis
      ------------------------------------------------------------------------------------------------------------
       Stilnox(R)/ Ambien(R)           1,424                1,135               +25.5%               +81.3%
       Plavix(R)                         987                  697               +41.5%               +39.8%
       Aprovel(R)                        562                  419               +34.0%               +32.8%
       Eloxatin(R)                       389                  194              +101.3%               +99.2%
       Fraxiparine(R)                    324                  294               +10.1%                +8.9%
       Depakine(R)                       267                  240               +11.0%                +9.8%
       Xatral(R)                         182                  147               +24.3%               +23.1%
       Cordarone(R)                      162                  157                +3.1%                -0.1%
       Tildiem(R)                        141                  151                -6.9%                -7.4%
       Ticlid(R)                         137                  205               -33.2%               -33.2%
       Solian(R)                         135                  115               +17.2%               +16.7%
       Corotrope(R)/Primacor(R)          127                  226               -43.5%               -46.1%
       Aspegic(R)                        108                  101                +6.7%                +7.6%
       Dogmatil(R)                        78                   86                -9.0%               -37.2%
       Kerlone(R)                         77                   81                -5.0%                -6.9%
      ----------------------------------------------------------------------------------------------------------------
                 Total                 5,100                4,248               +20.1%               +28.3%
      ----------------------------------------------------------------------------------------------------------------


- For Stilnox(R) /Ambien(R) the difference between growth on a comparable basis (+25.5%) and on a reported basis (81.3%) mainly results from the change from a 49% consolidation of Lorex Pharmaceuticals in 2001 to a 100% consolidation from January 1st 2002.

- Consolidated sales of Plavix(R) totaled 987 million euros, up +41.5% on a comparable basis. Growth has been maintained at a high level due to the registration of a new indication for Plavix(R) and its inclusion in therapeutic guidelines in Cardiology.

- Consolidated sales of Aprovel(R) reached 562 million euros, a increase of +34.0% on a comparable basis emphasizing the success of the product especially in Europe where it has attained the second rank in its class.

- Consolidated sales of Eloxatin(R) were 389 million euros, a increase of +101.3% on a comparable basis. This very strong growth confirms the success of the launch of Eloxatin(R) on the American market at the end of August as well as sustained high growth rates in Europe and in the rest of the world.

- Consolidated sales of Arixtra(R) amounted to 9.1 million euros with a slower than expected penetration in its existing narrow indication. The Arixtra(R) life cycle management program is going on according to plan, with the filing at the end of 2002 of an extension of indication in the long-term prevention of venous thrombo-embolic events after orthopedic surgery.

Highlights of the year
----------------------

- Acquisition of Pharmacia's 51% interest in Lorex Pharmaceuticals which commercializes Ambien(R)in the United States.

- A new indication was obtained in the United States and Europe for Plavix(R)/Iscover(R) in the treatment of patients suffering from acute coronary syndrome (unstable angina or non Q-wave myocardial infarction).

- An extension of indication was obtained in the United States and Europe for Avapro(R)in the treatment of diabetic nephropathy in patients with high blood pressure and type 2 diabetes.

- Arixtra(R) was registered in Europe, and launched in the United States and some European countries, in the prevention of venous thrombo-embolic events in patients undergoing major orthopedic surgery to the lower limbs, such as surgery of hip fracture and hip or knee replacement.

- Launches in the United Sates of Eloxatin(R) in the second line treatment of colo-rectal cancer, of Elitek(R) (rasburicase) in the management of plasma uric level in connection to chemotherapy in pediatric patients and Eligard(R) (1 and 3-month formulation) in the treatment of advanced prostate cancer.

- In the United States, Sanofi-Synthelabo, working closely with Bristol-Myers Squibb, and in response to filings of abbreviated new drug applications for generics of Plavix(R) with the FDA, Sanofi-Synthelabo launched proceedings against Apotex and Dr Reddy Laboratories alleging the infringement of Plavix(R) patents in the United States.

- A new patent was registered in Europe and the United States protecting the crystalline polymorphic form 2 of clopidogrel (Plavix(R)/Iscover(R)). This new patent protects the form currently marketed worldwide, and runs to 2019.

Outlook
-------

The Group confirms for 2002, a growth of over 25% in net profit attributable to the Group before exceptional items and goodwill amortization.

REMINDER

In order to participate to the conference call, the following numbers are to be dialed 10 minutes before it starts :

         France :                  00 33 (0) 1 70 70 81 98   code :   660688
         United Kingdom :          00 44 (0) 207 984 75 82   code :   660688
         USA :                     00 1 719 457 26 41        code :   660688

A recorded version of the conference will be made available through Wednesday January 31st, 2003 by dialing :

         France :                  00 33 (0) 1 70 70 82 10   code :   660688
         United Kingdom :          00 44 (0) 207 984 75 78   code :   660688
         USA :                     00 1 719 457 08 20        code :   660688


A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Friday, January 31st, 2003.


Investor Relations Department
Philippe Goupit           Director of Investor Relations
Isabelle Laurent          Investor Relations Europe
Sanjay Gupta              Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                                              US
Tel : + 33 1 53 77 45 45                            Tel. :    1 212 551 42 93
Fax : + 33 1 53 77 42 96                            Fax :     1 212 551 49 10






This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthelabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthelabo.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2003

                                        SANOFI-SYNTHELABO


                                        By:   /s/ Marie-Helene Laimay
                                              ----------------------------------
                                             Name:  Marie-Helene Laimay
                                             Title:    Senior Vice President and
                                                     Chief Financial Officer